S.R. BATLIBOI & ASSOCIATES LLP
Chartered Accountants

67, Institutional Area
Sector 44, Gurugram - 122 003
Haryana, India
Tel: +91 124 681 6000

Independent Auditor's Review Report on the Quarterly and Year to Date Unaudited Consolidated Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to
The Board of Directors
Yatra Online Limited (formerly known as Yatra Online Private Limited)

1. We have reviewed the accompanying Statement of Unaudited Consolidated Financial Results of Yatra Online Limited (formerly known as Yatra Online Private Limited) (the "Holding Company") and its subsidiaries (the Holding Company and its subsidiaries together referred to as "the Group") and joint venture for the quarter ended September 30, 2023 and year to date from April 1, 2023 to September 30, 2023 (the "Statement") attached herewith, being submitted by the Holding Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the "Listing Regulations").

2. The Holding Company's Management is responsible for the preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) "Interim Financial Reporting" prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The Statement has been approved by the Holding Company's Board of Directors . Our responsibility is to express a conclusion on the Statement based on our review.

3. We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

   We also performed procedures in accordance with the Circular No. CIR/CFD/CMD1/44/2019 dated March 29, 2019 issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4. The Statement includes the results of the following entities:

S.No.	Name of the Company
A.	Subsidiaries
1	Yatra for Business Private Limited
2	TSI Yatra Private Limited
3	Yatra Hotel Solutions Private Limited
4	Yatra Corporate Hotel Solutions Private Limited
5	Travel.Co.In Private Limited
6	Yatra TG Stays Private Limited
7	Yatra Middle East L.L.C-FZ
8	Yatra Online Freight Services Private Limited (subsidiary of Yatra for Business Private Limited)

S.R. Batliboi & Associates LLP, Gurugram

S.No.	Name of the Company
B.	Joint Venture (Direct)
1.	Adventure and Nature Network Private Limited

5. Based on our review conducted and procedures performed as stated in paragraph 3 above and based on the consideration of the review reports of other auditors referred to in paragraph 6 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in the aforesaid Indian Accounting Standards ('Ind AS') specified under Section 133 of the Companies Act, 2013, as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

6. The accompanying Statement includes the unaudited interim financial results and other financial information, in respect of two subsidiaries, whose unaudited interim financial results include total assets of Rs.314.83 million as at September 30, 2023, total revenues of Rs 27.74 million and Rs 40.36 Million, total net loss after tax of Rs.26.41 million and Rs. 61.91 million, total comprehensive loss of Rs.26.61 million and Rs. 62.08 million, for the quarter ended September 30,2023 and the period ended on that date respectively, and net cash inflows of Rs. 3.75 million for the period from April 1,2023 to September 30, 2023, as considered in the Statement which have been reviewed by their respective independent auditors.

   The independent auditor's reports on interim financial results of these entities have been furnished to us by the Management and our conclusion on the Statement, in so far as it relates to the amounts and disclosures in respect of these subsidiaries is based solely on the report of such auditors and procedures performed by us as stated in paragraph 3 above.

   Our conclusion on the Statement in respect of matters stated in para 6 above is not modified with respect to our reliance on the work done and the reports of the other auditors and the financial results certified by the Management.

7. The figures for the quarter and six month period ended September 30,2022 as reported in the Statement have been approved by the Company's Board of Directors, but have not been subjected to a limited review.

For S.R. BATLIBOI & ASSOCIATES LLP
Chartered Accountants
ICAI Firm registration number: 101049W/E300004

S.R. Batliboi & Associates LLP Gurugram

per Yogender Seth
Partner
Membership No.: 094524

UDIN: 23094524BGYIDN9910

Place: New Delhi
November 14, 2023

Yatra Online Limited
(Formerly known as Yatra Online Private Limited)

Regd. Off.: B2/101, 1st Floor Marathon Innova, Marathon Nextgen Complex, B Wing, G. Kadam Marg, Opp. Peninsula Corp Park, Lower Parel (W), Mumbai, Maharashtra, India – 400 013
Corp. Off.: Gulf Adiba, Plot 272, 4th Floor, Udyog Vihar, Sector 20, Phase II, Gurugram, Haryana, India – 122 008
Website: www.yatra.com; E-mail: investors@yatra.com
CIN: U63040MH2005PLC158404

Statement of Unaudited Consolidated Financial Results for the quarter and six months ended September 30, 2023

(Amount in millions INR, unless otherwise stated)

Particulars	Quarter Ended			Six Months Ended		Year ended
	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022	March 31, 2023
	Unaudited	Unaudited	Unaudited (Refer Note 4)	Unaudited	Unaudited (Refer Note 4)	Audited
Income						
Revenue from operations	941.31	1,101.76	824.02	2,043.07	1,713.64	3,801.59
Other income	32.33	24.61	74.03	56.94	102.66	173.08
Total income	**973.64**	**1,126.37**	**898.05**	**2,100.01**	**1,816.30**	**3,974.67**
Expenses						
Service cost	159.54	216.32	87.50	375.86	225.42	644.63
Employee benefit expenses	366.08	261.85	273.22	627.93	529.98	1,090.10
Marketing and sales promotion expenses	122.89	131.02	81.43	253.91	112.31	336.39
Payment gateway charges	123.15	133.13	95.82	256.29	204.56	397.59
Depreciation and amortisation	48.13	48.27	46.64	96.41	95.60	182.79
Finance costs	61.70	62.82	72.32	124.52	100.80	234.09
Other expenses	186.23	213.62	242.07	399.85	468.04	942.71
Listing and related expenses	68.22	(13.98)	6.29	54.24	16.93	23.56
Total expenses	**1,135.94**	**1,053.05**	**905.29**	**2,189.01**	**1,755.64**	**3,851.88**
Profit/(Loss) from operations before share of loss of joint venture, exceptional items and tax	**(162.30)**	**73.32**	**(7.24)**	**(89.00)**	**60.66**	**122.79**
Share of loss from joint venture	-	-	-	-	-	-
Profit/(Loss) before exceptional item and tax	**(162.30)**	**73.32**	**(7.24)**	**(89.00)**	**60.66**	**122.79**
Exceptional items	-	-	-	-	1.00	1.00
Profit/(Loss) before tax for the period/year	**(162.30)**	**73.32**	**(7.24)**	**(89.00)**	**59.66**	**121.79**
Tax expense						
Current tax expense	5.10	18.61	11.36	23.71	19.96	50.67
Deferred tax (benefit)/expense	3.90	(5.22)	(3.00)	(1.32)	(3.00)	(5.22)
Profit/(Loss) for the period/year	**(171.30)**	**59.93**	**(15.60)**	**(111.39)**	**42.70**	**76.34**
Other Comprehensive Income						
Items that will not be reclassified subsequently to profit or loss						
Remeasurement loss/ (gain) on defined benefit plan	1.04	(0.11)	10.70	0.93	9.92	10.33
Income tax expense/ (gain) related to items that will not be reclassified through profit or loss	-	-	-	-	0.13	0.13
Other comprehensive income for the year, net of income tax	**1.04**	**(0.11)**	**10.70**	**0.93**	**10.05**	**10.46**
		-	-	-	-	-
Total comprehensive income/(loss) for the period/year	**(172.34)**	**60.04**	**(26.30)**	**(112.32)**	**32.65**	**65.88**
Paid up equity share capital	156.92	114.52	111.89	156.92	111.89	114.52
Face value of the share	1	1	1	1	1	1
Earnings per share of face value INR 1 each attributable to equity holders of the parent						
Basic Earnings per share	(1.48)	0.52	(0.14)	(0.96)	0.38	0.69
Diluted Earnings per share	(1.48)	0.52	(0.14)	(0.96)	0.38	0.69


S.R. Batliboi & Associates LLP
Gurugram


YATRA ONLINE LIMITED

Yatra Online Limited
(formerly known as Yatra Online Private Limited)

Regd. Off.: B2/101, 1st Floor Marathon Innova, Marathon Nextgen Complex, B Wing, G. Kadam Marg, Opp. Peninsula Corp Park, Lower Parel (W), Mumbai, Maharashtra, India – 400 013
Corp. Off.: Gulf Adiba, Plot 272, 4th Floor, Udyog Vihar, Sector 20, Phase II, Gurugram, Haryana, India – 122008
Website: www.yatra.com; E-mail: investors@yatra.com
CIN: U63040MH2005PLC158404
Unaudited Consolidated Statement of Assets and Liabilities as at September 30, 2023

(Amount in millions INR, unless otherwise stated)

Particulars	As At	
	September 30, 2023	March 31, 2023
	Unaudited	Audited
ASSETS		
Non-current Assets		
Property, plant and equipment	47.41	45.77
Right-of-use assets	175.05	200.86
Goodwill	691.19	691.21
Other intangible assets	240.48	208.47
Intangible assets under development	38.91	42.32
Financial assets		
Loans	0.04	-
Other bank balances	1,911.67	6.17
Other financial assets	32.53	47.79
Other non-current assets	198.70	196.69
Deferred tax asset	10.79	10.65
Income tax assets (net)	348.46	303.51
Total non-current assets	**3,695.23**	**1,753.44**
Current Assets		
Contract Assets	266.11	190.60
Financial Assets		
Loans	2.91	3.35
Trade receivables	3,644.36	2,875.43
Cash and cash equivalents	4,063.98	469.01
Other bank balances	465.57	553.68
Other financial assets	105.49	68.63
Other current assets	1,030.31	898.34
Total current assets	**9,578.73**	**5,059.04**
Total assets	**13,273.96**	**6,812.48**
EQUITY AND LIABILITIES		
Equity		
Equity Share Capital	156.92	114.52
Other Equity		-
Securities premium	22,162.09	16,373.72
Retained earnings	(15,529.17)	(15,416.88)
Deemed capital contribution by ultimate holding company	623.85	623.88
Total equity	**7,413.69**	**1,695.24**
Non-current liabilities		
Financial liabilities		
Borrowings	275.98	239.96
Trade Payables		
- total outstanding dues of creditors other than micro enterprises and small enterprises	-	-
Lease liabilities	177.29	203.39
Provisions	41.58	40.76
Deferred tax liability	5.75	7.15
Total non-current liabilities	**500.60**	**491.26**
Current liabilities		
Financial liabilities		
Borrowings	1,466.47	1,290.78
Trade payables		
- total outstanding dues of micro enterprises and small enterprises	8.96	9.62
- total outstanding dues of creditors other micro enterprises and small enterprises	1,730.96	1,375.45
Lease liabilities	49.94	47.83
Other financial liabilities	1,225.63	1,151.26
Provisions	48.97	55.92
Deferred revenue	5.89	45.72
Other current liabilities	777.58	616.93
Current tax liabilities	45.27	32.47
Total current liabilities	**5,359.67**	**4,625.98**
Total liabilities	**5,860.27**	**5,117.24**
Total equity and liabilities	**13,273.96**	**6,812.48**

S.R. Batliboi & Associates LLP * Gurugram *

YATRA ONLINE LIMITED

Yatra Online Limited
(formerly known as Yatra Online Private Limited)

Regd. Off.: B2/101, 1st Floor Marathon Innova, Marathon Nextgen Complex, B Wing, G. Kadam Marg, Opp. Peninsula Corp Park, Lower Parel (W), Mumbai, Maharashtra, India – 400013
Corp. Off.: Gulf Adiba, Plot 272, 4th Floor, Udyog Vihar, Sector 20, Phase II, Gurugram, Haryana, India – 122 008
Website: www.yatra.com; E-mail: investors@yatra.com
CIN: U63040MH2005PLC158404

Unaudited Consolidated Statement of Cash Flows for the six month period ended September 30, 2023

Particulars	Six months period ended	
	September 30, 2023	September 30, 2022
	Unaudited	Unaudited (Refer Note 4)
Cash flows from operating activities		
Profit/(loss) before tax	(89.01)	59.66
Adjustments to reconcile loss before tax to net cash flows:		
Depreciation and amortisation	96.41	95.60
Finance income	(21.94)	(7.43)
Finance costs	114.97	68.85
Unrealized foreign exchange gain	(30.14)	(11.52)
Gain on sale of property, plant and equipment (net)	(0.09)	(0.52)
Gain on termination/ rent concession of leases	-	(1.79)
Liability no longer required to be paid	(48.71)	(75.15)
Provision (net) for doubtful debts and advances	(53.57)	59.58
Impairment of loan to joint venture	-	1.00
Operating cash flow before changes in working capital:	**(32.08)**	**188.28**
Changes in working capital		
(Increase) in contract assets	(75.51)	(672.67)
(Increase) in trade receivables	(710.29)	(108.02)
Increase in trade payables	417.86	(2.53)
(Decrease) in provisions	(7.04)	(15.98)
(Decrease) in other financial and non-financial liabilities	191.91	(189.93)
(Increase) in other financial and non-financial assets	(149.21)	49.00
Net cash used in operations before tax	**(364.36)**	**(751.85)**
(Payment) / Refund of taxes (net)	(56.14)	(61.11)
Net cash used in operating activities (a)	**(420.50)**	**(812.96)**
Cash flows from investing activities:		
Purchase of property, plant and equipment	(1.41)	(6.50)
Proceeds from sale of property, plant and equipment	-	0.61
Purchase/development of intangible assets	(85.78)	(54.30)
Investment in term deposits	(2,651.32)	(489.45)
Proceeds from term deposits	844.66	606.18
Interest received	3.31	3.20
Net cash used in investing activities (b)	**(1,890.55)**	**59.34**
Cash flows from financing activities:		
Proceeds from issue of equity shares	6,020.71	-
Cost of issuance of shares	(189.95)	-
Payment of principal portion of lease liabilities	(24.36)	(18.37)
Payment of interest portion of lease liabilities	(16.83)	(18.50)
Payment of sharebased payment	(15.74)	-
Proceeds from factoring	4,276.98	1,592.48
Repayment of factoring proceeds	(4,198.93)	(1,395.11)
Proceeds of issue of debenture	155.66	150.00
Repayment of debenture	(27.27)	(6.00)
Repayment of borrowings	(4.34)	(4.56)
Interest paid on borrowings	(94.64)	(25.49)
Net cash generated from financing activities (c)	**5,881.31**	**274.45**
Net decrease in cash and cash equivalents during the period (a+b+c)	**3,570.26**	**(478.77)**
Effect of exchange differences on cash and cash equivalents	24.71	1.03
Add: Cash and cash equivalents at the beginning of the period	469.01	758.63
Cash and cash equivalents at the end of the year	**4,063.98**	**280.89**
Components of cash and cash equivalents:		
Cash on hand	0.00	0.14
Balances with banks		
-On current accounts	1,052.46	141.50
-On EEFC accounts	-	10.78
Deposits with original maturity of less than 3 months	2,808.35	7.45
Credit card collections in hand	203.17	121.02
Total cash and cash equivalents	**4,063.98**	**280.89**

S.R. Batliboi & Associates LLP * Gurugram *

YATRA ONLINE LIMITED

Yatra Online Limited

(Formerly known as Yatra Online Private Limited)

Regd. Off.: B2/101, 1st Floor Marathon Innova, Marathon Nextgen Complex, B Wing, G. Kadam Marg, Opp. Peninsula Corp Park, Lower Parel (W), Mumbai, Maharashtra, India – 400 013

Corp. Off.: Gulf Adiba, Plot 272, 4th Floor, Udyog Vihar, Sector 20, Phase II, Gurugram, Haryana, India – 122 008

Website: www.yatra.com; E-mail: investors@yatra.com

CIN: U63040MH2005PLC158404

Unaudited Consolidated segment wise revenue, results, assets and liabilities for the quarter ended September 30, 2023

(Amount in millions INR, unless otherwise stated)

	Reportable segments															
	Air Ticketing				Hotels and Packages				Other services				Total			
	Quarter Ended			Year ended	Quarter Ended			Year ended	Quarter Ended			Year ended	Quarter Ended			Year ended
	September 30, 2023	June 30, 2023	September 30, 2022 (Refer Note 4)	March 31, 2023	September 30, 2023	June 30, 2023	September 30, 2022 (Refer Note 4)	March 31, 2023	September 30, 2023	June 30, 2023	September 30, 2022 (Refer Note 4)	March 31, 2023	September 30, 2023	June 30, 2023	September 30, 2022 (Refer Note 4)	March 31, 2023
Revenue as per IND AS - Rendering of services*	391.96	489.37	428.30	1,779.97	360.64	448.49	260.22	1,445.60	44.37	26.72	34.60	154.33	796.97	964.58	723.11	3,379.90
Customer inducement and acquisition cost	626.31	669.66	641.15	2,555.32	78.58	74.09	67.58	263.756	4.10	6.01	6.45	23.38	708.99	749.76	715.18	2,842.46
Service cost	-	-	-	-	(159.54)	(216.32)	(87.30)	(644.63)	-	-		-	(159.54)	(216.32)	(87.30)	(644.63)
Adjusted Margin	**1,018.28**	**1,159.03**	**1,069.45**	**4,335.29**	**279.68**	**306.26**	**240.49**	**1,064.73**	**48.47**	**32.73**	**41.05**	**177.71**	**1,346.42**	**1,498.02**	**1,350.99**	**5,577.73**
Other operating income #													144.33	137.17	100.90	421.72
Other income													32.33	24.62	74.03	173.08
Customer inducement and acquisition costs (recorded as a reduction of revenue)													(708.99)	(749.76)	(715.18)	(2,842.46)
Personnel expenses													(366.08)	(261.85)	(273.22)	(1,090.10)
Marketing and sales promotion expenses													(122.89)	(131.02)	(81.43)	(336.39)
Payment gateway charges													(123.15)	(133.13)	(95.82)	(397.59)
Other expenses													(186.23)	(199.64)	(242.27)	(942.71)
Finance costs													(61.70)	(62.82)	(72.32)	(234.09)
Depreciation and amortization													(48.13)	(62.25)	(46.64)	(182.79)
Listing and related expenses													(68.22)	13.98	(6.29)	(23.58)
Exceptional items													-	-	-	(1.00)
Profit/(loss) before tax													**(162.30)**	**73.32**	**(7.24)**	**121.79**
Tax expense													9.00	13.39	8.36	45.45
Profit/(loss) for the period/year													**(171.30)**	**59.93**	**(15.60)**	**76.34**

*There were no inter-segment revenue during the quarter ended September 30, 2023, June 30, 2023 and September 30, 2022 and year ended March 31, 2023. This amount constitutes of 'revenue from external customer only.

#Other operating income primarily comprises the advertisement income from hosting advertisements on our internet websites, income from sale of coupons and vouchers and income from facilitating website access to travel insurance company. The operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented.

Assets and liabilities are not identified to any reportable segments, since the Group uses them interchangeably across segments and, consequently, the Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities.

Given that Company's products and services are available on a technology platform to customers globally, consequently the necessary information to track accurate geographical location of customers is not available.

Note: As per Ind AS 108 on 'Operating Segment', the Company has disclosed the segment information only as a part of the consolidated financial results.

Yatra Online Limited
(Formerly known as Yatra Online Private Limited)
Regd. Off.: B2/101, 1st Floor Marathon Innova, Marathon Nextgen Complex, B Wing, G. Kadam Marg, Opp. Peninsula Corp Park, Lower Parel (W), Mumbai, Maharashtra, India – 400 013

Corp. Off.: Gulf Adiba, Plot 272, 4th Floor, Udyog Vihar, Sector 20, Phase II, Gurugram, Haryana, India – 122 008
Website: www.yatra.com; E-mail: investors@yatra.com
CIN: U63040MH2005PLC158404
Unaudited Consolidated segment wise revenue, results, assets and liabilities for the six months ended September 30, 2023

	Reportable segments							
	Air Ticketing		Hotels and Packages		Other services		Total	
	Six months ended		Six Months Ended		Six Months Ended		Six Months Ended	
	September 30, 2023	September 30, 2022 (Refer Note 4)	September 30, 2023	September 30, 2022 (Refer Note 4)	September 30, 2023	September 30,2022 (Refer Note 4)	September 30, 2023	September 30, 2022 (Refer Note 4)
Revenue as per IND AS - Rendering of services*	881.33	803.99	809.14	641.50	71.09	82.13	1,761.56	1,527.62
Customer inducement and acquisition costs	1,295.98	1,060.33	152.66	126.24	10.11	10.36	1,458.75	1,196.94
Service cost	-	-	(375.86)	(225.42)	-	-	(375.86)	(225.42)
Adjusted Margin	**2,177.31**	**1,864.32**	**585.94**	**542.32**	**81.20**	**92.49**	**2,844.45**	**2,499.13**
Other operating income #							281.51	186.02
Other income							56.94	102.66
Customer inducement and acquisition costs (recorded as a reduction of revenue)							(1,458.75)	(1,196.94)
Personnel expenses							(627.93)	(529.98)
Marketing and sales promotion expenses							(253.91)	(112.31)
Payment gateway charges							(256.29)	(204.56)
Other expenses							(399.85)	(468.04)
Finance costs							(124.52)	(102.80)
Depreciation and amortization							(96.41)	(95.60)
Listing and related expenses							(54.24)	(16.93)
Exceptional items							-	(1.00)
Profit/(loss) before tax							**(89.00)**	**59.66**
Tax expense							22.39	16.96
Profit/(loss) for the period/year							**(111.39)**	**42.70**

*There were no inter-segment revenue during the half year ended September 30, 2023 and September 30, 2022. This amount constitues of revenue from external customer only.

#Other operating income primarily comprises the advertisement income from hosting advertisements on our internet websites, income from sale of coupons and vouchers and income from facilitating website access to travel insurance company. The operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented.

Assets and liabilities are not identified to any reportable segments, since the Group uses them interchangeably across segments and, consequently, the Management believes that it is not practicable to provide segment disclosures relating to total assets and

Given that Company's products and services are available on a technology platform to customers globally, consequently the necessary information to track accurate geographical location of customers is not available.

Note: As per Ind AS 108 on 'Operating Segment', the Company has disclosed the segment information only as a part of the consolidated financial results.

S.R. Batliboi & Associates LLP

YATRA ONLINE LIMITED

Yatra Online Limited (formerly known as Yatra Online Private Limited)
Notes to the Unaudited Consolidated Financial results

1. During the quarter ended September 30, 2023, the Company has completed its intial public offer (IPO) of 54,577,465 equity shares of face value of INR 1 each at a issue price of INR 142 per share, comprising fresh issue of 42,394,366 shares and offer for sale of 12,183,099 shares by selling shareholders. The equity shares of the Company were listed on National Stock Exchange of India Limited (NSE) and BSE Limited (BSE) on September 28, 2023.

The Company had incurred INR 415.69 million as IPO related expenses and allocated such expenses between the Company INR 323.05 million and selling shareholders INR 92.64 million. Such amount were allocated based on agreement between the Company and selling shareholders and in proportion to the total proceeds of the IPO. Out of Company's share of expenses of INR 323.05 million, INR 189.25 million has been adjusted to securities premium.

Details of utilisation of net IPO Proceeds of INR 500 million, are as follows:

(Amount in INR Million)

S.No	Objects of the Issue	Amount as proposed in Offer Document	Amount Utilised upto September 30, 2023	Amount Un-utilised upto September 30, 2023
1	Strategic investments, acquisitions and inorganic growth	1,500	-	1,500
2	Investment in customer acquisition and retention, technology, and other organic growth initiatives	3,920	500*	3,420
3	General corporate purposes	281	-	281
	Total	**5,701**	**500**	**5,201**

* Net of advance adjustments till September 30, 2023.

Net IPO proceeds which were un-utilised as as at September 30, 2023 were temporarily invested in fixed deposits with scheduled commercial banks and in monitoring agency account.

2. This statement has been prepared in accordance with the Indian Accounting Standards (Ind AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter and other recognised accounting practices and policies to the extent applicable.

3. The unaudited Consolidated financial results for the quarter ended September 30, 2023 have been reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on November 14, 2023.

4. The unaudited Consolidated financial results and other financial information for the quarter and six months ended September 30, 2022 have not been audited or reviewed by statutory auditors.

5. Previous period numbers have been regrouped wherever applicable, to the extent possible, to confirm to the current period presentation.

For and on behalf of the Board of Directors of
Yatra Online Limited
(Formerly known as Yatra Online Private Limited)

S.R. Batliboi & Associates LLP * Gurugram *

YATRA ONLINE LIMITED

Dhruv Shringi
Whole Time Director cum CEO
DIN: 00334986

Date: November 14, 2023
Place: New Delhi